JF1-24-02



02005248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
JAN 1 7 2002
167

SEC FILE NUMBER
8- 46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2000 (MM/DD/YY) AND ENDING 10/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONTROSE SECURITIES INTERNATIONAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 MONTGOMERY STREET, SUITE 3350
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name — *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Signature

PRESIDENT

Title

Notary Public



THOMAS W. CARTON
COMM. # 1317228
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. AUG. 10, 2005
MGC1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTROSE SECURITIES INTERNATIONAL

FINANCIAL STATEMENTS

For the year ended October 31, 2001

MONTROSE SECURITIES INTERNATIONAL

For the year ended October 31, 2001

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholder of Montrose Securities International,

I have audited the statement of financial condition of Montrose Securities International, as of October 31, 2001, and the related statements of operations and changes in stockholders' equity and cash flows for the year ended October 31, 2001. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Montrose Securities International, as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



December 5, 2001

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

October 31, 2001

ASSETS

Cash	$ 1,345
Receivable from broker-dealers	322,973
Marketable securities at market value (cost, $82,559)	39,600
Office equipment net of accumulated depreciation of $78,163	26,932
Organization costs net of accumulated amortization of $6,797	0
Deposits and other assets	5,035
	$395,885

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 5,765
Payable to broker-dealer	6,008
Commissions payable	58,749
Income taxes payable	3,015
Total liabilities	73,537
Stockholder's Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 1,000 shares	30,000
Retained earnings	292,348
Total stockholder's equity	322,348
Total liabilities and stockholder's equity	$395,885

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

For the year ended October 31, 2001

Revenue	
Commissions	$1,742,541
Trading gains (losses)	(7,300)
Interest and other	21,820
Total revenue	1,757,061
Expenses	
Compensations and benefits	1,052,602
Clearance fees	437,509
Occupancy	67,154
Information services	51,160
Office expenses	19,796
Professional fees	22,308
Travel and promotion	51,115
Regulatory expenses	1,882
Interest on subordinated loans	1,800
Depreciation and amortization	21,119
Total expenses	1,726,445
Income before taxes on income	30,616
Income tax provision	10,200
Net income	$ 20,416

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended October 31, 2001

	Common Stock	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE November 1, 2000	$ 30,000	$271,932	$301,932
Net income (loss)		20,416	20,416
ENDING BALANCE October 31, 2001	$ 30,000	$292,348	$322,348

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

For the year ended October 31, 2001

Cash flows from operating activities:	
Net income	$ 20,416
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	21,119
(Increase) decrease in receivable from broker-dealers	(142,802)
(Increase) decrease in marketable securities	(21,300)
(Increase) decrease in other assets	2,965
Increase (decrease) in accounts payable	1,565
Increase (decrease) in payable to broker-dealers	(15,749)
Increase (decrease) in commissions payable	58,749
Increase (decrease) in income taxes payable	(17,717)
Net cash provided (used) by operating activities	(92,754)
Cash flows from investing activities	
Purchase of furniture and equipment	(7,530)
Payment of subordinated loans	(90,000)
Net cash flows used by investing activities	(97,530)
Net decrease in cash	(190,284)
Cash at beginning of period	191,629
Cash at end of period	$ 1,345

Supplemental information:
Income taxes paid $ 28,350

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2001

Note 1) Organization

The Company was incorporated on November 22,1993 in the state of California. In December 1993, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In April 1994 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in August 1994.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. The resulting difference between cost and market value is included in income.

Office equipment is depreciated on a straight line basis over a period of five years.

Organization costs are amortized over sixty months beginning with the commencement of its business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $39,600 consists of investment securities at current market values. Net unrealized losses of $7,300 are included in trading revenue for the year ended October 31, 2001 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at October 31, 2001.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2001

Note 4) Income Taxes

Income taxes computed on taxable income are $6,200 and $4,000 for Federal and California State purposes, respectively.

The provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 6,200	$ 0	$ 6,200
State income taxes	4,000	0	4,000
Total	$10,200	$ 0	$10,200

As of October 31, 2001, the Company had paid $8,050 and $4,600 in federal income taxes and state franchise tax for the year ended October 31, 2001. All income taxes due for prior years have been paid in full.

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On October 31, 2001, the Company's net capital was $257,326 the amount of which is $252,376 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On October 31, 2001, the Company's net capital ratio was .29 to 1.

Note 6) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through October 31, 2001.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2001

Note 7) Lease Obligations

The Company currently leases office space that is accounted for as an operating lease. This lease is for the term of twenty-two month commencing June 1, 2001 and provides for the basis monthly rent of $5,035 plus 0.154% of designated common building expenses. The lease expires March 31, 2003.

Future minimum lease payments under this operating lease is as follows:

Year ended	Amount
October 31, 2002	$ 60,417
October 31, 2003	25,174
Total	$85,591

FOCUS REPORT – PART II

As of October 31, 2001

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

1	Total ownership equity		$ 322,348
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		322,348
4	Add:		
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		322,348
6	Deductions and/or charges		
A	Total non allowable assets	$63,867	
B	Security demand note deficiency		
C	Commodity futures contracts- proprietary cap charges		
D	Other deductions and/or charges		
	Total deductions and/or charges		63,867
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		258,481
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities	$	
5	D Undue concentration		
E	Other		
	Description: Money Market fund	1,155	(1,155)
10	Net Capital		$ 257,326

FOCUS REPORT – PART II

as of October 31, 2001

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	4,905
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12	5,000
14	Excess net capital (line 10 less line 13)	252,326
15	Excess net capital @ 1000% (net cap – 10% of AI)	249,972
Computation of Aggregate Indebtedness		
16	Total AI liability from balance sheet	73,537
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions Amount	
19	Total Aggregate Indebtedness	73,537
20	Percentage of aggregate indebtedness to net capital	29
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	29

SCHEDULE II

MONTROSE SECURITIES INTERNATIONAL

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
October 31, 2001

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through EDF & Mann, James Capel, Inc., Dresdner Kleinwort Securities and Merril Lynch.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

MONTROSE SECURITIES INTERNATIONAL

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

October 31, 2001

(Additional Information)

Net capital per unaudited statements	$279,588
Add: (deduct) audit differences:	
Increase in commissions payable	(24,462)
Decrease in income tax provision	2,200
Net capital per audited financial statements	$257,326

The accompanying notes are an integral part of these financial statements

SCHEDULE IV

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended October 31, 2001

(Additional Information)

BEGINNING BALANCE November 1, 2000	$ 90,000
Increases	0
Decreases	90,000
ENDING BALANCE October 31, 2001	$ 0

The accompanying notes are an integral part
of these financial statements

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholders of Montrose Securities International:

In planning and performing my audit of the financial statements of Montrose Securities International, for the year ended October 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Montrose Securities International, including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
December 5, 2001